

Mail Stop 7010

October 31, 2007

By U.S. Mail and Facsimile

Mr. Paul G. Vitek
Chief Financial Officer
CARBO Ceramics Inc.
6565 MacArthur Boulevard
Suite 1050
Irving, TX 75039

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **File No. 001-15903**

Dear Mr. Vitek:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 5 – Income Taxes, page F-13

1. We note that you have operating entities in foreign jurisdictions, including China, Canada and Russia. However, your footnote does not disclose any information on your tax situation in any foreign jurisdictions. In this regard, please revise future filings to provide information regarding taxes attributable to international locations. To the extent applicable, please also see SAB Topic 11(C) for guidance.

Note 10 – Segment Information, page F-18

2.   In future filings, please reconcile your reportable segment assets to the your consolidated assets as required by paragraph 32(d) of SFAS 131, Disclosures About Segments of an Enterprise and Related Information.

3.   Please supplementally tell us and disclose in future filings what measure your CODM uses to evaluate segment performance. If your measure of segment performance is income before taxes, please also revise your MD&A in future filings to include a discussion of each of the line items that comprise your segment income before income taxes as your current disclosure excludes discussion of the changes in start-up costs and other income or expense.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dorine Miller, Staff Attorney, at (202) 551-3711 or, in her absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3742 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief